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                               June 28, 2024

       Brian Hartigan
       Chief Executive Officer and Manager
       Invesco Galaxy Ethereum ETF
       c/o Adam Henkel, Esq.
       Invesco Capital Management LLC
       3500 Lacey Road, Suite 700
       Downers Grove, IL 60515

                                                        Re: Invesco Galaxy
Ethereum ETF
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 21, 2024
                                                            File No. 333-274767

       Dear Brian Hartigan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 14, 2024 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       As ether and the broader digital assets ecosystem has grown, page 26

   1. Please remove the first three sentences in the first paragraph on page 27 as the disclosure lacks the appropriate
context for the referenced statements.
       The venues through which cryptocurrencies (including ether) trade are relatively new, page 32

   2. We note the disclosure that certain crypto asset trading platforms may be subject to limited or no
regulation. Please revise to qualify your use of this disclosure by clarifying that such platforms may
be subject to regulation in a relevant jurisdiction but may not be complying.
 Brian Hartigan
Invesco Galaxy Ethereum ETF
June 28, 2024
Page 2
Limits on Ether Supply, page 46

3. You state here that as of March 31, 2024, approximately 120 million ether were outstanding. You also include disclosure elsewhere in the prospectus as of March 31,
      2024. Please revise to update this information as of June 30, 2024, or the most recent practicable date.
The Trust's Expenses, page 58

4. We note your response to prior comment 14. Please disclose, as stated in your response letter, that at this time, the Sponsor does not intend for any of the
Trust   s expenses
      payable by the Sponsor from the Sponsor Fee to be capped.
Calculation of NAV, page 59

5. We note your response to prior comment 14. Please disclose, as stated in your response letter, that if the price of ether represented by the Benchmark deviates from the level established by one or more Alternative Benchmarks by more than 25 basis points, the
      Sponsor   s Valuation Team may (but is under no obligation to) perform additional analyses
      and make a recommendation as to whether to utilize an Alternative
Benchmark.
The Prime Broker, page 71

6. Please disclose, if true and as you state in your response letter regarding prior comments
      4, 16, and 19, that you expect that the Trust   s ether transactions will
be conducted over the
      counter with counterparties selected by the Execution Agent and as a result the Trust expects that the Ethereum Custodian will not transfer ether to the Trading Balance, that neither the Sponsor nor the Execution Agent expects to utilize the Prime Broker to acquire and dispose of either on behalf of the Trust or in connection with paying
the Trust   s
      expenses, and that none of the Trust   s assets will typically be held by
the Prime Broker.
       Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie at 202-551-3469 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian Hartigan
                                                            Division of
Corporation Finance
Comapany NameInvesco Galaxy Ethereum ETF
                                                            Office of Crypto
Assets
June 28, 2024 Page 2
cc:       Paulita Pike
FirstName LastName